Keith D. Ross	Alliant Techsystems Inc.	952.351.3086
Senior Vice President	MN05-3E	952.351.3080 fax
& General Counsel	7480 Flying Cloud Drive	keith.ross@atk.com
	Minneapolis, MN 55344-3720
	www.atk.com

January 14, 2009

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington DC 20549

Re:	Alliant Techsystems Inc.
Form 10-K
Filed May 23, 2008
File No. 001-10582

Dear Mr. Morris:

I am Senior Vice President and General Counsel of Alliant Techsystems Inc. (the “Corporation”) and I am writing in response to your letter, dated December 31, 2008, to Daniel J. Murphy.  In your letter, you request that the Corporation revise its executive compensation disclosure in the “Determination of Compensation” section of Schedule 14A in future filings.  The Corporation accepts these comments and will make the requested changes in future filings.

Furthermore, as requested in your letter, the Corporation acknowledges that:

•                  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith D. Ross

Keith D. Ross
Senior Vice President & General Counsel